Corp.

April 13, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-1090

Re:	Registration Statement on Form SB-2, as amended
Registration No. 333-101562

To Whom It May Concern:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, instaCare Corp., a Nevada corporation (the “Company”), hereby applies for withdrawal of the above-referenced Registration Statement and hereby requests an order consenting to the withdrawal be entered by the Commission pursuant to Rule 477(c) effective as of 4:05 p.m. Eastern Standard Time. The Company has decided to terminate the public offering registered by the Registration Statement. No securities included in the Registration Statement have been or will be sold utilizing the prospectus.

Your assistance in this matter is appreciated. If you have any questions, please do not hesitate to call the undersigned or our securities counsel, Stoecklein Law Group (619-595-4882).

Very truly yours,

instaCare Corp.

/s/ Keith Berman, Chief Financial Officer

cc:	Donald J. Stoecklein, Esq.

instaCare Corp.    2660 Townsgate Rd     Suite 300 Westlake Village, CA   91361     (805) 446-1973